Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “company”)

MIX TELEMATICS ANNOUNCES COMPLETION OF SPECIFIC SHARE REPURCHASE AND ASSOCIATED CHANGES TO THE BOARD OF DIRECTORS

Shareholders are referred to the announcements released on SENS wherein shareholders were advised that MiX had undertaken a specific repurchase of all 200 828 260 MiX shares held by Imperial Corporate Services Proprietary Limited for an aggregate repurchase consideration of R473 954 694 (“the repurchase”), as approved by shareholders at the general meeting held on 1 August 2016, and are advised that all the conditions precedent have been fulfilled and the company has obtained the necessary compliance certificate from the Takeover Regulation Panel (“TRP”) in respect of the repurchase in terms of the Companies Act, 71 of 2008.

“We are extremely pleased that shareholders approved our repurchase of all the MiX ordinary shares held by Imperial as we currently see no better use of our cash than to invest in our own business at this valuation,” said Stefan Joselowitz, CEO of MiX Telematics. “MiX’s long and mutually beneficial relationship with Imperial remains robust, and we look forward to strengthening this association going forward.”
The repurchase will be implemented in accordance with the terms of the repurchase set out in the circular to MiX shareholders posted on 14 June 2016 and an application will be made to the JSE Limited for the delisting of the 200 828 260 MiX shares repurchased.

Shareholders are further advised that in accordance with the terms of the repurchase the resignation of Mark Lamberti as a non-executive director of MiX and the resignation of George Nakos as alternate non-executive director to Mark Lamberti are effective today.

The company would like to thank Mark and George for their respective contributions to the company.

18 August 2016

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